Simpson Thacher & Bartlett

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HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

March 23, 2018

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cango Inc.
CIK No. 0001725123

Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, Cango Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”). The ADSs are expected to be listed either on the New York Stock Exchange or the NASDAQ.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the Company’s ADSs will be filed with the Commission in due course.

As an Emerging Growth Company, the Company has included in the Draft Registration Statement audited consolidated financial statements as of December 31, 2016 and for the year ended December 31, 2016, and unaudited interim consolidated financial statements as of September 30, 2017 and for each of the nine-month periods ended September 30, 2016 and 2017.

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Simpson Thacher & Bartlett

March 23, 2018

In connection with the Draft Registration Statement, on March 15, 2018 the Company submitted a letter to the Office of Chief Accountant of the Division of Corporation Finance of the Commission requesting that the Commission waive the requirement of Item 8.A.4 of Form 20-F (the “Request”), which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the filing. In connection with the request, the Company has made representations to the Commission in a letter submitted concurrently as Exhibit 99.2 to the Draft Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

The Company is also submitting herewith, for review by the Staff on a confidential basis, certain of the exhibits required to be filed with the Commission in connection with the Draft Registration Statement.

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Simpson Thacher & Bartlett

March 23, 2018

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Ron Yan at +86-21-2228-2332 (work) or ron.yan@cn.ey.com (email) of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Xiaojun Zhang, Chairman

Jiayuan Lin, Chief Executive Officer and Director

Yongyi Zhang, Chief Financial Officer and Director

Cango Inc.

Daniel Fertig

David Lee

Simpson Thacher & Bartlett

Li He

James C. Lin

Davis Polk & Wardwell

Ron Yan

Ernst & Young Hua Ming LLP